February 25, 2025

Michael J. Gerdin
Chairman, President and Chief Executive Officer
Heartland Express, Inc.
901 Heartland Way
North Liberty, IA 52317

       Re: Heartland Express, Inc.
           Registration Statement on Form S-3
           Filed February 18, 2025
           File No. 333-285031
Dear Michael J. Gerdin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Heidi Hornung-Scherr